SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA • ASIA PACIFIC • EUROPE

March 12, 2021

Via Edgar

Marc Thomas

Cara Lubit

Tonya K. Aldave

Dietrich King

Re:	Hywin Holdings Ltd.

Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-253591) and

Response to the Staff’s Comment Letter Dated March 8, 2021

Dear Mr. Marc Thomas, Ms. Cara Lubit, Ms. Tonya K. Aldave and Mr. Dietrich King,

On behalf of our client, Hywin Holdings Ltd., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 8, 2021. Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 1 to the Company’s Registration Statement (the “Registration Statement”) via EDGAR to the Commission. This Amendment No. 1 to the Registration Statement also includes the offering price range and offering size.

The Company plans to request the Staff’s declaration of the effectiveness of the Registration Statement in the week of March 22, 2021, and would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

*        *        *

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, Gloria Lam S.C., (Sherlyn) Lau S.Y., Linh Hue Lieu, Mengyu Lu, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Yan Zhang

Registered Foreign Lawyers | Joy Lam (New South Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*, Damien Yeow N.W. (Singapore)°, (Julia) Zhu Q. (New York)°

Consultants | Hon Au Yeung, Catherine Chan K.Y., Anna Chow H.Y., Huberta Chow X.L., Dominic D. James, David K. Lee, (Winnie) Mak T.M., Dominic Sze C.K., Douglas Tsang C.L., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Claudia Yu K.W., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

° Foreign Legal Consultant / Legal Counse

Description of American Depositary Shares, page 160

1.

We note that Section 164 of your amended and restated memorandum and articles of association includes a fee shifting provision. Please disclose the following information about the provision in your registration statement:

•   the types of actions subject to this provision, including whether your intend to apply the provision to claims under the federal securities laws;

•   the level of recovery required by the plaintiff to avoid payment; and

•   who is subject to the provision (for example, former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

In addition, please add risk factor disclosure that the provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

Although Cayman counsel’s view is that Article 164 could also serve as a deterrent to shareholders from raising frivolous claims against the Company and may therefore be beneficial to the interests of the Company and its shareholders as a whole, in response to the Staff’s comment, the Company has removed Article 164 from its post-offering amended and restated memorandum and articles of association in view of the Staff’s concerns. Exhibit 3.2 has been re-filed in this regard.

Signatures, page II-6

2.	Please revise your signature page to have your principal financial officer, as well as your principal accounting officer or controller, sign the registration statement in his or her individual capacity. This signature should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she signed. For guidance, please refer to the signature requirements in Form F-1.

In response to the Staff’s comment, the Company has revised page II-6 of the Registration Statement.

*        *        *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com.

Very truly yours,

/s/ Meng Ding

Meng Ding

Enclosures

cc:	Hongwei Han, Chairman of the Board, Hywin Holdings Ltd.

Dian Wang, Chief Executive Officer, Hywin Holdings Ltd.

Huichuan Zhou, Chief Financial Officer, Hywin Holdings Ltd.

Gui Wang, Vice President, Hywin Holdings Ltd.

Charles Yin, Partner, Marcum BP

Fang Liu, Partner, VCL Law LLP